UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date May 5, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 5, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE ANTICIPATED EFFECTIVE DATE OF ITS CORPORATE STRUCTURE CHANGES

Bancolombia S.A. (“Bancolombia”) announced that, in connection with the procedures announced to the market on October 29, 2024, aimed to modify the corporate structure of Bancolombia and its subsidiaries by creating a holding company named Grupo Cibest S.A. ("Grupo Cibest"), and the completion of a series of corporate transactions (the "Corporate Structure Changes"), after obtaining the necessary Shareholders’ Meeting and bondholder approvals, it expects that, on May 16, 2025, after the close of the trading day, the Corporate Structure Changes will become effective (the “Effective Time”).

At the Effective Time of the Corporate Structure Changes, Grupo Cibest will become the parent company of Bancolombia and its subsidiaries. Bancolombia’s shareholders will become shareholders of Grupo Cibest, retaining the same number of shares and ownership percentage, and under the same terms and conditions currently applicable to their existing investment in Bancolombia. Accordingly, shares of Grupo Cibest will be delivered to Bancolombia’s shareholders, and the shares they currently hold in Bancolombia will be cancelled. Holders of Bancolombia American depositary shares (“ADSs”) will receive equivalent Grupo Cibest ADSs.

Grupo Cibest common and preferred shares will trade on the Bolsa de Valores de Colombia (BVC) under the symbols “CIBEST” and “PFCIBEST,” respectively, and Grupo Cibest ADSs will continue to trade on the New York Stock Exchange under the existing symbol, “CIB.” Bancolombia will remain the issuer of any bonds that are outstanding as of the Effective Time. The products and services offered by Bancolombia and its subsidiaries will remain unchanged, and clients will continue to be served through the existing channels, with no changes to the terms and conditions of their products.

Important information

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act.

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The Form F-4 includes a preliminary prospectus. The Form F-4 was declared effective by the SEC on March 21, 2025. The final prospectus, which was filed with the SEC on March 21, 2025, was sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

The Form F-4 and final prospectus can be found on the SEC's website (www.sec.gov).

Forward looking statements

This release contains statements that may constitute "forward-looking statements." These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan," "predict," "target," "forecast," "guideline," "should," "project," and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolomnbia.com.co	IR@bancolomnbia.com.co

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